Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed acquisition of the television systems and set top box lines by Trident Microsystems, Inc. (“Trident”) from NXP, B.V. (“NXP”), the benefits of the proposed acquisition, the future financial performance of Trident after the proposed acquisition and Trident’s expected reported revenues for its latest quarter. All forward-looking statements included in this filing are based on information available to Trident as of the date of this filing and current expectations, forecasts and assumptions of the company. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. In the case of Trident’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process. In the case of the proposed acquisition by Trident, these risks and uncertainties include the risk that the proposed acquisition may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for the company’s products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; intensive competition; and the other risks and uncertainties faced by Trident, as reported in its most recent Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”). No forward-looking statements in this filing or those filings should be relied upon as representing Trident’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.
Important Additional Information
In connection with the proposed acquisition of the television systems and set top box lines by Trident from NXP, Trident plans to file with the SEC a Proxy Statement. The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed on September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders. Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a transcript of a conference call/webcast for the financial community hosted by Trident Microsystems at 8 am EDT/5 am PDT on October 5, 2009 for the financial community to discuss the joint press release issued by the Company earlier that date following the execution of the definitive share exchange agreement with NXP. [Trident has previously filed such press release on Form 8-K and under Rule 425; accordingly, such documents are omitted from this filing.]

FINAL TRANSCRIPT

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FINAL TRANSCRIPT Conference Call Transcript TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market Event Date/Time: Oct 05, 2009 / 12:00PM GMT

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
CORPORATE PARTICIPANTS
John Swenson
Trident Microsystems — IR
Sylvia Summers
Trident Microsystems — President, CEO
Pete Mangan
Trident Microsystems — SVP, CFO
CONFERENCE CALL PARTICIPANTS
David Pitts
Citi — Analyst
Didier Scemama
RBS — Analyst
Yang Tang
Pacific Crest Securities — Analyst
Jeff Harlib
Barclays Capital — Analyst
Thomas Egan
JPMorgan — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Trident announcement conference call. My name is Erica and I will be your coordinator for today. (Operator Instructions). I would now like to turn the presentation over to your host for today’s call, Mr. John Swenson with Trident Microsystems. Please proceed sir.
John Swenson - Trident Microsystems — IR
Thank you. Good morning and welcome to this special conference call for Trident Microsystems. Thanks so much for joining us on this short notice. Earlier this morning Trident issued a press release announcing that it has signed a definitive agreement to acquire certain product lines of NXP. The press release is accessible online at www.TridentMicro.com.
This call is being broadcast live over the Web and is accessible using the link found in today’s press release. A replay of the webcast will be available starting tomorrow by accessing the Investor Relations section of Trident’s website.
Before we begin please note that during this call we will make forward-looking statements. These include statements related to our proposed transaction, future cost synergies and other benefits of the transaction, as well as future product plans and expected financial results. We are not obligated to update these statements. Actual results may differ materially from the forward-looking statements made today, and have in fact done so in the past.
These projections or forward-looking statements are subject to certain risks and uncertainties. These risks include in particular our ability to complete and realize the benefits from this transaction; our ability to build upon our core strengths, including our technology, engineering team, competitive cost structure and strong balance sheet; the timing of product introductions; the timing and extent of restructuring activity necessary to meet financial targets; the ability to obtain design wins among major OEMs for our products; competitive pressures, including pricing and competitors’ new product introductions; the impact of the global macroeconomic environment; the increasingly competitive DTV market; and our ability to retain key employees.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
These and other factors are discussed in our press release and in the Company’s filings with the SEC. I encourage you to read these documents and to come to your own conclusions about the risks and uncertainties inherent in Trident’s business.
Also, please note we will present non-GAAP financial information in this call. For a reconciliation of our non-GAAP information to the most comparable information under GAAP, please refer to our press release.
On today’s call are Sylvia Summers, Trident’s CEO and President, and Pete Mangan, Trident’s Senior Vice President and CFO. Sylvia will discuss the strategic rationale for the proposed transaction. Pete Mangan will review certain details of the proposed transaction and will provide an update to our guidance. Then Sylvia and Pete will be available to take your questions.
Now I will turn the call over to Sylvia Summers.
Sylvia Summers - Trident Microsystems — President, CEO
Thank you, John, and thank you all for joining our call today. As detailed in our press release, today we announced that we have signed a definitive agreement to acquire the television systems and set-top box product lines of NXP’s Home business unit. Upon closing these transaction will create a strong focused global leader in the digital home market, with estimated pro forma revenue in the current calendar year of approximately $500 million.
Over the past two years we have often talked about the strategic triggers that would be important to fully realize Trident’s potential. One of these was industry consolidation and the other was to enter adjacent markets. With this transaction we have activated both of these triggers, and in the process we believe that we have significantly advanced our goal of sustainable, profitable market leadership.
There are two reasons why we are particularly excited about the addition of these product lines. The first is the growth opportunity that we believe is available through the expansion of our served market and the combined IP technology and customer relationships of the two businesses. The second is the creation of economies of scale as we combine our product lines and revenues to leverage global technology centers of excellence and the low-cost Asian-based engineering organization across multiple served markets.
Let me address each of these things. As a result of this proposed transaction, Trident is roughly doubling its addressable market, which now includes DTV and PC TV, as well as set-top box and other consumer television products. We believe this will result in a total available market of about $5 billion in 2010.
In TV we believe that we will have a very strong market position in 2010, built upon the 2009 design win successes of both the Home BU product lines and Trident, particularly at Tier 1 OEMs, where we have a significant presence in all [seven top]OEMs.
In set-top box we will enter 2010 with strong design win momentum across all three subsegments of that market, satellite, cable and IP, and retail. We will have a particularly strong position in the satellite segment and a top three position overall in set-top box.
We like the set-top box market. More than half of our combined IPs are applicable across both DTV and set-top box. The market is less fragmented than DTV, and the sockets tends to be secure, with the production life of each socket often extending over several years.
As part of this transaction we will be acquiring product lines that serve the analog and CRT television market, as well as PCT. These sockets tend to be stable and the margins are solid with very little investment required at this point in the product lifecycle. We anticipate that these products will deliver attractive, though declining cash flow for several years.
The significant combined IP and technology portfolio will include more than 1,500 issued and pending patents from NXP, in addition to more than 500 for Trident. Some of the notable IP and technology include motion estimation/motion compensation, or ME/MC, which is core to picture quality. Conditional access, which is core to pay delivery systems and an advanced 45 nanometer SoC platform. This IP and technology is applicable across multiple markets that serve the digital home.
Combined with cost competitive R&D it positions Trident to gain share by offering innovative, complete end-to-end semiconductor solutions for the low-end, mid-range and high-end of the digital home market.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
As a result of this transaction we will have deep relationships with the Tier 1 OEMs in TV and set-top box, as well as important relationships with cable and satellite operators and conditional access providers. We believe this transaction strengthens our position as a preferred technology partner to all of these key customers.
The other core objective of this transaction is to achieve economies of scale and to further leverage our centers of technology excellence and the cost competitive R&D infrastructure that both companies have already established in Asia. Our centers of technology excellence are critical to our ongoing success.
This group bring innovation that allows us to deliver more features, performance and value to the end consumer and our OEM customers. In addition, over the past decade and a half Trident has become a leading technology employer in China. Roughly 75% of our current R&D headcount and fully two-thirds of our total headcount is in Greater China.
This has been a key differentiator for Trident as it provides what we believe is the most cost competitive R&D capability in the industry. The home video also has invested in Asia-based capability, with more than half of its current R&D headcount in Greater China and India.
This combined presence, representing at closing roughly 65% of the total headcount of the new company, will be a huge asset as it positions us to succeed long-term in what will continue to be a very competitive industry.
As many have been predicting for some time, we are seeing a wave of consolidation in the market, including NXP’s acquisition of the Conexant set-top box business a year ago, and our own acquisition of the Micronas product lines earlier this year. With this combination Trident is executing the next phase of industry consolidation, effectively consolidating four into one, which will bring further leverage to the low-cost model we already have established.
We expect to achieve breakeven as early as the end of calendar 2010. To achieve our financial objectives we will need to significantly restructure the combined organization. Our objective will be to maintain technology centers of excellence in North America and Europe, while driving most of our hardware and software development through established Trident and NXP organizations in China and India.
We have much of the new management team identified, combining executives from both organizations and identifying a few key roles to be recruited externally. Most of the current senior Trident team has been recruited over the past two years. These executives generally have a much larger organization and were hired to help take Trident to the next level.
Christos Lagomichos, who currently runs the home video for NXP, will become president of Trident. While at STMicro, Christos built the set-top box business to a number one position. And over the past year he has been pursuing the same goal on behalf of the Home BU. Other members of the office of the CEO include Pete Mangan, who continues as CFO of Trident, and David Teichmann, who remains as Trident’s General Counsel. We intend to have most of the team finalized within the next month.
We believe that the job of integrating these organizations will be challenging. Our leaders already are working on plans that will continue to evolve prior to closing and will be executed on day one. Through it all we will stay very focused on serving the customers of both organizations and ensuring that the integration process is seamless for our customers.
We are extremely excited about the potential of these transactions for our customers, employees and shareholders. We believe that the new Trident will be well positioned to deliver innovation and value across a broader segment of the digital home and to bring greater value to shareholders through growth and economies of scale.
The path to sustainable, profitable market leadership that we described to you two years ago has led us on an exciting and sometimes challenging journey. We believe that we have just announced a critical milestone on this journey, and we look forward to reporting to you as we move toward closing early next year.
With this, I will turn the call over to Pete.
Pete Mangan - Trident Microsystems — SVP, CFO
Thank you, Sylvia. Good morning everyone. This morning I have some details relating to the transaction and also an update on Trident’s guidance for the first quarter of fiscal 2010 ended September 30.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
Under the terms of the transaction NXP will contribute its television and set-top box product lines, associated inventory and $45 million in cash in exchange for newly issued shares of Trident common stock. The total shares will be issued — will equal 60% of total outstanding common shares post-close, including approximately 6.7 million shares that NXP will purchase at a price of $4.50. Under the terms of the transaction the primary shares being issued to NXP will be subject to a two-year lockup period.
The boards of both companies have unanimously approved the agreement. This transaction is subject to approval of our shareholders, certain regulatory approvals, consultations with employee representatives in certain jurisdictions, and customary closing conditions. This transaction is expected to close in the first quarter of calendar 2010.
We will be somewhat limited in our ability to provide you with a full financial picture of the new business. Because two companies are coming together that are competitors there are many details that cannot be shared between us until regulatory process has run its course or, in some cases, closing. However, within those parameters let me make a few comments and share with you some numbers as we see them today.
With this transaction we will significantly diversify revenues in terms of both products and customers, and gain DTV and set-top box design wins for year 2010 that gives us momentum headed into 2011. As a result, we believe we will shorten Trident’s path to breakeven and have established a more reliable path to breakeven and profitability. We also believe through this transaction we will significantly enhance the long-term earnings power of the company compared to our direction prior to the transaction.
As referenced in the press release, the estimated combined revenue for the company would be approximately $500 million for calendar year 2009. Approximately 80% of this revenue is attributable to the NXP product lines. The overall mix of revenue is approximately 60% for TV products and 40% for set top box.
In the June quarter of next year, which we expect will be our first full quarter, we estimate that we have revenues in the range of $140 million to $160 million, and a non-GAAP operating loss in the range of 10% to 15%. Additionally, we currently project to be able to achieve non-GAAP operating breakeven by as early as calendar year end 2010.
Related to headcount of the new company, on day one we expect employment of approximately 750 employees worldwide, with approximately 65% of headcount in Asia, principally in our engineering centers in China and India. We also expect to maintain our primary operations center in Taiwan.
In North America and Europe we will have several technology centers of excellence in each region and our corporate headquarters will remain in Santa Clara, California. Please note, as part of our integration plans we expect to incur cash restructuring costs, which are estimated to be in the range of $30 million and incurred largely in calendar year 2010.
Now looking at the balance sheet. On day one Trident will be debt-free and with a strong cash position to support the requirements of the larger company. Assuming a January 1 close, we estimate beginning cash of approximately $180 million to $185 million. Let me go through a few components of the cash.
We expect the pre-close cash balance will be approximately $135 million to $140 million. This includes the impact of approximately $13 million of tax payment, as well as expected operating losses and change in working capital in the December quarter.
At close we expect to receive a total of $45 million of cash from NXP. This includes $30 million from the share purchase and an additional $15 million of cash up front. This cash is expected to fund the year when restructuring, higher CapEx, and transaction costs that I will cover in a few minutes.
Related to working capital and other cash flow needs in year one, per our agreement we expect to receive 45 days worth of inventory from NXP at closing, which will be valued at approximately $35 million to $45 million.
Beyond inventory, based upon significantly higher sales base, we estimate working capital will require an additional $25 million to $35 million of cash to fund accounts receivable and payables.
Also, as a result of this transaction in year one, we expect to have higher CapEx, cash restructuring costs and transaction costs in the range of $40 million to $50 million.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
Again, the theme of the balance sheet is a strong cash and working capital position on day one, designed to meet the company’s requirements through the growth and restructuring period.
That ends my comments on the combined new company. I look forward to providing more information to you after we close.
Separately today related to Trident we have announced an upward revision to our guidance for the first fiscal quarter ended September 30. Revenues for the quarter are now expected to be approximately $31 million compared to our prior guidance of $22 million to $25 million. The increase is driven primarily by stronger-than-expected sales of discrete products. As a result, we also expect the non-GAAP operating loss to improve to approximately $10 million, compared to our original guidance of $12 million to $14 million.
Please note we will period expense as incurred all transaction and due diligence fees related to this transaction, and therefore our GAAP adjustments in the September quarter will increase by a few million over our prior guidance.
Also, as a final note, we expect our quarter end cash balance will be approximately $161 million, slightly lower than guidance, due to the timing of working capital.
That concludes our formal comments. Before I hand the call over for questions, I would like to remind everyone that we have opened up our quarter end quiet period to answer your questions today, and will resume our quiet period tomorrow after the close of market and until we announce our earnings during the week of October 26. Sylvia and I will now be happy to take your questions. Operator?
QUESTION AND ANSWER
Operator
(Operator Instructions). [David Pitts], Citi.
David Pitts - Citi — Analyst
Congratulations on the transaction. I would like to talk about a couple of the details. You said that you’re getting from NXP $30 million from the sale of stock and then $15 million from the cash advance. How did that work within the transaction? And maybe you could talk a little bit about how some of the deal structure came together, so that you will be 60% owned by NXP if you follow.
Pete Mangan - Trident Microsystems — SVP, CFO
The share purchase agreement to start was an arms length negotiation. It obviously was a very complex negotiation and a competitive one, and was a transaction that we had been in discussions with them since the beginning of the year.
David Pitts - Citi — Analyst
As far as the cash advance that is made down and how does that factor in?
Pete Mangan - Trident Microsystems — SVP, CFO
Just into the final consideration that the $15 million was associated with a offsetting balance, not picking up receivables and payables, and the $30 million was in the final negotiation.
David Pitts - Citi — Analyst

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
When you look at the employees set, how many employees will be — are you taking out of potential employees, or are there going to be cost savings across both firms or cost savings across just one of — the acquired firm?
Pete Mangan - Trident Microsystems — SVP, CFO
Let me actually correct my comment I made on the script. There will be 1,750 employees on day one. The comment that we have to date is there is restructuring of approximately $30 million that would go over — a little over a one year period. At this point in time we have no further guidance or comments to make specifically where that would be.
David Pitts - Citi — Analyst
Okay, thank you and congratulations.
Operator
Didier Scemama, RBS.
Didier Scemama - RBS — Analyst
Thanks for taking my question. It is Didier Scemama from RBS. I was just wondering if you could give us a sense of, you know, with the combined entity on a pro forma basis your top customers, maybe [Schaving], or several top 10% customers, that would be interesting if you could name them, just so we have a feel of your strength.
The second point is you are integrating effectively three companies, the former Conexant set-top box business, your own business with NXP’s historical TV business. How much of your expectations for next year takes into account potentially some market share leakage or perhaps some execution risk on the integration? Thanks.
Sylvia Summers - Trident Microsystems — President, CEO
Okay, so in terms of customers, we have two customers. who each of them are about 10%. But what is really very attractive for us is in fact the revenues is made of the contribution of many customers across the market in TV, but also in set-top box.
So the position that we’ve taken, doing a lot of bottoms up forecast, is the numbers that we are representing today take into account to some extent some of the leakage you are mentioning.
The other question was on integration — will there be any leak or — as a result of problems during the integration. Again, there have been a lot of plans and discussions looking thoroughly at our cost structure, our expense structure, the details of the restructuring going forward. Again, I think we feel reasonably comfortable that we know — and that the guidance we are giving today should realizable.
Didier Scemama - RBS — Analyst
Thank you. Can I have a quick follow-up?
Pete Mangan - Trident Microsystems — SVP, CFO
Sure.
Didier Scemama - RBS — Analyst

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
Just in terms of roadmap, your major competitors, ST and Broadcom, I guess however will have shortly an integrated video processor and backend chip on a single die. I guess one of the reasons for this acquisition or merger is to achieve the same sort of single-chip integration. So could you give us maybe a sense of when you feel that you would have them on the market, the 45 nanometer SoC, integrating all functions — audio, backend, video and so on — that would be great?
Sylvia Summers - Trident Microsystems — President, CEO
You are talking about the DTV market right now or are you talking about the set-top box market?
Didier Scemama - RBS — Analyst
I guess DTV.
Sylvia Summers - Trident Microsystems — President, CEO
Okay. We have such a chip today. In fact, both companies and as a new combined company we have a chip available on 45 nanometer today, which has already started winning designs.
Operator
(Operator Instructions). Yang Tang, Pacific Crest Securities.
Yang Tang - Pacific Crest Securities — Analyst
I just have a quick question on the Q3 guidance. I know you guys updated the revenue and the operating loss, but was there any update to the operating expenses?
Pete Mangan - Trident Microsystems — SVP, CFO
No, at this time we will go through our close process and report results on the week of October 26, but wanted to get you early in the quarter the update on the top line and our expectation at the bottom.
Yang Tang - Pacific Crest Securities — Analyst
Just a second question. For the 45 nanometer stuff that you guys announced for the transaction, do you guys have any design wins for that yet?
Sylvia Summers - Trident Microsystems — President, CEO
Yes, we do.
Yang Tang - Pacific Crest Securities — Analyst
The discrete products, are they doing better with the new customers or the existing customers?
Sylvia Summers - Trident Microsystems — President, CEO
No, the new products are doing well across existing and new customers. We are actually winning designs today with customers that we haven’t had in our portfolio before.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
Operator
Jeff Harlib, Barclays Capital.
Jeff Harlib - Barclays Capital — Analyst
We have the reported performance from NXP’s home division. I am just — have you talked — are you talking about what the operating losses of the businesses you’re acquiring have been, just so we can get a feel for that?
Pete Mangan - Trident Microsystems — SVP, CFO
I guess the first comment I would make is that inside the home business unit there are three product lines — TV, set-top box and a silicon tuner business. So first off the home video in full has those three product lines. Our expectations are for the quarter that revenues would be in the $130 million to $135 million range, and a small loss for the quarter as a reference point for September.
Jeff Harlib - Barclays Capital — Analyst
For what you are buying?
Pete Mangan - Trident Microsystems — SVP, CFO
Yes.
Jeff Harlib - Barclays Capital — Analyst
Okay. And —
Pete Mangan - Trident Microsystems — SVP, CFO
We also believe that as you look at the home business unit of NXP it is not really indicative of how it will look in 2010, as there is quite a few corporate allocations that would not come over to the new company.
Jeff Harlib - Barclays Capital — Analyst
That’s helpful. Will NXP have any contingent liabilities to Trident relating to performance targets, etc.?
Pete Mangan - Trident Microsystems — SVP, CFO
The performance targets and requirements prior to day one would be covered by NXP, and newco would only start starting day one with any arrangement.
Jeff Harlib - Barclays Capital — Analyst
Would you know if they are consolidating their 60% ownership in Trident?
Sylvia Summers - Trident Microsystems — President, CEO
No, they will not be consolidating.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
Pete Mangan - Trident Microsystems — SVP, CFO
In the press release I believe it says they are going to be following the equity method.
Operator
Thomas Egan, JPMorgan.
Thomas Egan - JPMorgan — Analyst
I just wanted to curve by a couple of numbers that you gave out to make sure that I understand it correctly. When you gave us the operating margin breakeven by — potentially by calendar year-end 2010, does that include the cost reductions you expect to get from the merger or does that not?
Pete Mangan - Trident Microsystems — SVP, CFO
The cost reductions we expect to get from the merger will go over about a year and a half period. As we will be supporting two product lines for the design wins we had in 2009, we will be supporting those product lines through 2010. So ultimately the complete financial final state, if you will, would occurred in early in 2011.
Thomas Egan - JPMorgan — Analyst
So there is really no cost savings yet in that breakeven that you told us about?
Sylvia Summers - Trident Microsystems — President, CEO
No, there will be —
Pete Mangan - Trident Microsystems — SVP, CFO
There will be some, but —
Sylvia Summers - Trident Microsystems — President, CEO
[Executed] across the year as we rationalize some of the sites, organizations and missions, but the full improvement will be enjoyed, if I can say, mid-2011.
Thomas Egan - JPMorgan — Analyst
Then the second question is around some of the cash flow items you talked about. The first was working capital requirements of about $25 million to $35 million to fund accounts receivable and payables, is that an incremental amount for the year or is that just right up front that comes off?
Pete Mangan - Trident Microsystems — SVP, CFO
It is an incremental amount for the year.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market
Thomas Egan - JPMorgan — Analyst
And the same thing for the CapEx. You had said higher CapEx and transaction costs. Is that also incremental CapEx to what you would normally see from the two businesses put together or is that —?
Pete Mangan - Trident Microsystems — SVP, CFO
It is incremental to what Trident would have had on a standalone base. And both the restructuring and the CapEx will be spread over a period of time, where the transaction fees will obviously be up front.
Sylvia Summers - Trident Microsystems — President, CEO
We are building a much bigger company than obviously the one we were building at this point. We are going to have to invest in systems in order to really, truly operationalize everything.
Thomas Egan - JPMorgan — Analyst
Okay, but if I were — I guess what I was thinking about is some of that additional CapEx is normal because you’re picking up the business from NXP, and some of it is incremental because you’re putting this thing together. Is that the right way to think about it?
Pete Mangan - Trident Microsystems — SVP, CFO
Yes.
Sylvia Summers - Trident Microsystems — President, CEO
Yes, absolutely.
Operator
There are no further questions. I would now like to turn the call back over to management for closing remarks.
Sylvia Summers - Trident Microsystems — President, CEO
So thank you all for joining us this morning. We really look forward to updating you as the year progresses. These are very exciting times for us at Trident and for the NXP home video. So, again, thank you.
Operator
Thank you for your participation in today’s conference. This concludes the presentation. Everyone have a great day.

Final Transcript

Oct 05, 2009 / 12:00PM GMT, TRID — Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market

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